UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: February 17, 2021
(Date of earliest event reported)

LIGHTHOUSE LIFE CAPITAL, LLC

(Exact name of issuer as specified in its charter)

Delaware	85-2947076
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 E. Hector Street, Suite 415
Conshohocken, PA 19428
(Full mailing address of principal executive offices)

445-200-5650
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
8.5% Senior Beacon Bonds (Class A Bonds) and 6.5% Senior Beacon Bonds (Class B Bonds)

ITEM 9. OTHER EVENTS

On February 17, 2021, Lighthouse Life Capital, LLC, a Delaware limited liability company (the “Company”) entered into that certain First Supplemental Indenture, dated as of February 17, 2021 (the “First Supplemental Indenture”), by and between the Company and UMB Bank, N.A., as trustee (the “Trustee”). The First Supplemental Indenture amended certain provisions of the Indenture, dated as of February 3, 2021 (the “Original Indenture” and as amended by the First Supplemental Indenture, the “Indenture”), by and between the Company and the Trustee, in order to (i) restate in its entirety the defined term “Interest Accrual Period” and make certain other clarifying corrections in order to cure certain ambiguities and make certain other changes not adversely affecting the rights of Bondholders (as defined in the Indenture) in any material respect and (ii) restate in their entirety Exhibit A (Form of Class A Bond) and Exhibit B (Form of Class B Bond) to the Indenture in order to reflect the changes described in clause (i) above.

The foregoing description of the First Supplemental Indenture, Form of Class A Bond and Form of Class B Bond, is a summary and is qualified in its entirety by the terms of the First Supplemental Indenture, Form of Class A Bond and Form of Class B Bond, copies of which are filed as Exhibit Nos. 3.1, 3.2 and 3.3 to this Current Report on Form 1-U and incorporated by reference into this Supplement No. 3.

Exhibits

Exhibit No.
Description of Exhibit

3.1
First Supplemental Indenture between Lighthouse Life Capital, LLC and UMB Bank, N.A., as trustee, dated as of February 17, 2021.

3.2
Form of Class A Bond, as amended

3.3
Form of Class B Bond, as amended

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lighthouse Life Capital, LLC, a Delaware limited liability company

By:	LHL Strategies, Inc.,
a Delaware corporation
Its:	Sole Member

By:	/s/Michael D. Freedman
Name: Michael D. Freedman
Its: Chief Executive Officer